NO ACT

PE
12-12-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008392

Received SEC

FEB 09 2016

Washington, DC 20549

February 9, 2016

Act: 1934
Section:
Rule: 14a-8 (OVS)
Public
Availability: 2-9-16

Jane Whitt Sellers
McGuireWoods LLP
jsellers@mcguirewoods.com

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2015

Dear Ms. Sellers:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Dominion by Robert A. Vanderhye. We also have received letters from the proponent dated December 28, 2015 and January 12, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Robert A. Vanderhye

FISMA & OMB MEMORANDUM M-07-16

February 9, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dominion Resources, Inc.
Incoming letter dated December 22, 2015

The proposal requests that the board publish a report on how the company is measuring, mitigating, setting reduction targets and disclosing methane emissions.

There appears to be some basis for your view that Dominion may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, it appears that Dominion's public disclosures compare favorably with the guidelines of the proposal and that Dominion has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Robert A. Vanderhye

FISMA & OMB MEMORANDUM M-07-16

January 12, 2016

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Response to Dominion Resources Inc.'s Request to Exclude Shareholder Proposal of Robert A. Vanderhye Regarding Methane Emissions

Ladies and Gentlemen:

Further to my letter of December 28, 2015, and in further response to the December 22, 2015 letter of Jane Whitt Sellers, attorney for Dominion Resources Inc., requesting the SEC Division of Corporation Finance staff to advise Dominion that it will not recommend enforcement action if Dominion excludes from its proxy materials my shareholder proposal concerning methane emissions, please consider the following.

I would like to bring to the attention of the Commission a recent study relating to methane leaks and investor risk. This study fully supports the position in my December 28 letter.

Specifically, the Environmental Defense Fund has issued a new study relating methane leaks to investor risk; it can be found at the following link:
http://www.eenews.net/assets/2016/01/11/document_ew_01.pdf

An article from EnergyWire with a summary of the EDF study is as follows:

"OIL AND GAS:
Methane leaks pose risk to investors -- report
Anne C. Mulkern, E&E reporter
Published: Monday, January 11, 2016

Methane leaks pose an economic and climate risk that many oil and gas companies don't fully disclose to investors, an analysis released today said.

The Environmental Defense Fund **study** said that 28 percent of companies report methane emissions in their publicly available disclosures. About 49 percent provide information on their leak detection and repair (LDAR) programs, 8 percent disclose their methane emissions policy position, and no companies report a "quantitative, time-bound methane emissions reduction target."

"Methane emissions from the oil and gas industry pose a burden on the climate and a risk to the industry's reputation, while also representing waste of a valuable product," Jack Ehnes, CEO of the California State Teachers' Retirement System, said in the report's foreword. "Therefore, enhanced methane management is both a risk-mitigation imperative and a financial opportunity. Improving methane emission disclosure is a key step toward securing investor confidence, managing risk and unlocking returns."

The California State Teachers' Retirement System is a large public pension fund that manages more than $185 billion in assets, the foreword said, and therefore has a stake in oil and gas company disclosures to investors.

EDF hired Greenpoint Innovations to do the study. It looked at a sample of 40 of the largest upstream producer companies and 25 large midstream companies, researching their publicly reported documents. It looked at whether that paperwork provided "a sufficient level of methane data for investors to incorporate related risks into their decision-making process."

The bulk of the analysis was done in July and August 2015.

EnergyWire received an advance copy of the EDF report under the agreement that it not be released until today. Because of that, it could not be discussed with petroleum companies.

Methane is one of the most potent greenhouse gases, 84 times more powerful than carbon dioxide in the first 20 years after it is released, according to EDF. The U.S. oil and gas sector is the largest industrial source of methane pollution in the country, with more than 7 million metric tons of methane emissions each year, it said.

That equals the short-term climate impact of 160 coal-fired power plants, it said, and enough lost natural gas to meet the annual cooking and heating needs of more than 5 million U.S. homes.

Methane leaks are also a monetary loss for investors, the report said. About $30 billion worth of unburned natural gas was emitted globally from the oil and gas industry in 2012 as a result of leaks and vented emissions, an analysis by the Rhodium Group found, EDF said.

The report arrives as a methane leak in the Los Angeles neighborhood of Porter Ranch stretches into its third month. That incident, tied to Southern California Gas Co., has forced the evacuation of hundreds of residents and the relocation of schools.

Gov. Jerry Brown (D) last week declared a state of emergency and ordered a series of steps. The state Department of Conservation's Division of Oil, Gas and Geothermal Resources (DOGGR) must craft emergency rules for all natural gas storage facility operators in the state. Those regulations need to mandate at least daily inspections with leak detection technology, he said, and ongoing verification that storage wells are secure (***ClimateWire***, Jan. 7).

The EDF report advocated that companies adopt metrics they would use to report methane leaks to stakeholders. Those would include the methane emissions rate, a methane reduction target, LDAR protocols and the economic value of emissions.

Investors should ask company management for better data, EDF said."

Please advise if you have any questions.

Sincerely,

Robert A. Vanderhye

Robert A. Vanderhye

cc (by email):
Jane Whitt Sellers
Karen Doggett

Robert A. Vanderhye

FISMA & OMB MEMORANDUM M-07-16

December 28, 2015

By email to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Response to Dominion Resources Inc.'s Request to Exclude Shareholder Proposal of Robert A. Vanderhye Regarding Methane Emissions

Ladies and Gentlemen:

I am writing in response to the December 22, 2015 letter of Jane Whitt Sellers, attorney for Dominion Resources Inc., requesting the SEC Division of Corporation Finance staff to advise Dominion that it will not recommend enforcement action if Dominion excludes from its proxy materials my shareholder proposal concerning methane emissions. For the reasons provided below I ask that you deny Dominion's request.

First of all, it should be pointed out that this situation is almost no different than the situation in 2013-14 where you DENIED Dominion's request to exclude my similar shareholder proposal.

My proposal requests that shareholders vote on a resolution concerning disclosure of specific details about Dominion's methane emissions, including how Dominion measures those emissions, mitigates them, and sets targets for reduction. The resolution states:

RESOLVED:

> Shareholders request that the Board of Directors publish a report for investors within six months of the 2016 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

My proposal is similar to a shareholder proposal submitted in 2013 to Spectra Energy Corp., another major natural gas distributor. Spectra sought to exclude that shareholder proposal on several grounds, including its claim that it had already substantially implemented the disclosures specified in the resolution. SEC staff denied Spectra's request on February 21, 2013.

Natural gas is primarily methane, a very potent greenhouse gas. See http://www.wri.org/blog/close-look-fugitive-methane-emissions-natural-gas. The comparative climate impact of methane (CH_4) emissions to the atmosphere is over 20 times greater than that of carbon dioxide (CO_2) over a 100-year period. See http://epa.gov/climatechange/ghgemissions/gases/ch4.html. Great concern has been expressed recently (in a study published November, 2013 by the National Academy of Sciences) about methane emissions and about possible significant inaccuracies of EPA estimates of methane emissions (which EPA estimates in turn are based on reports that corporations submit to the EPA). See http://www.nytimes.com/2013/11/26/us/emissions-of-methane-in-us-exceed-estimates-study-finds.html.

Accurate and full measures of methane emissions are thus a crucial issue for a corporation such as Dominion and its investors. Transparency concerning the full amount of methane emissions and, most importantly, *how* those emissions are measured, and *goals* for reduction, are essential for investors, particularly in light of recent questions of major inaccuracies in EPA estimates based on corporate disclosures to EPA.

Dominion is one of the nation's largest producers and transporters of energy, with a portfolio of more than 23,500 megawatts of electricity generation (a significant amount of which is from natural-gas-fired generators), and 12,200 miles of natural gas transmission, gathering, and storage pipeline. It operates one of the nation's largest natural-gas-storage systems with 928 billion cubic feet of storage capacity according to a report that Dominion published just last week. The natural gas and petroleum industry is the largest source of industrial methane emissions in the United States. See http://epa.gov/climatechange/ghgemissions/gases/ch4.html.

Dominion bases its request to exclude my proposal on Rule 14a-8(i)(10), arguing that Dominion has already substantially implemented the proposal through various disclosures that it has already made. It is certainly true that Dominion does make some disclosures of some of its methane emissions, as detailed in Ms. Sellers's letter, including in the report published just last week mentioned in the preceding paragraph. But the various EPA disclosures that Dominion makes are limited to certain facilities over certain size thresholds [thus its aggregate emissions may be much higher than the sum of the emissions that are reported to the EPA], and the report in general is completely unresponsive to the real proposals that the Shareholder Resolution are directed to.

Additionally, Dominion does not explain in its challenge to my proposal what methane-emission reduction targets it has set (if any) or how it is setting them (if it is setting them at all). Dominion says that it is engaging in "best practices," but that vague term does not give investors specific information that they can use to compare Dominion's emission-reduction efforts with those of its competitors. That is the type of information investors need if they want to invest in a natural gas company but want to minimize business risk caused by methane emissions. For example, under the One Future initiative [http://www.onefuture.us/our-goal/] there is a concrete goal: "to achieve an average rate of methane emissions across the entire natural gas value chain that is one percent or less of total natural gas gross production." Nowhere does Dominion spell out what it's goal is in terms like this that risk-averse investors can use to compare Dominion with its competitors.

The Dominion report published last week does go further than Dominion reports have in the past as far as giving details. However, although there are many words there are NO specific goals or targets for reduction, such as in the One Future initiative. Rather, as it has consistently done in the past, Dominion just says that it will try to follow "best practices" which it nowhere really defines. For example, in the section on mitigation, it shows how big the difference is between cast iron pipes versus protected steel or plastic pipes as far as leakage is concerned; but then all that it says about goals is that DEO "schedules for replacement about 200 miles annually," and DH about 10-20 miles. The report does NOT say that that much line actually gets replaced (only that it is scheduled), and it sets no target for how many miles would actually get done in a year, and no target for when all lines would be replaced (except that they will be done in twenty five years, a wholly unambitious and unsatisfactory proposal that doesn't qualify as a legitimate target).

Also, although Dominion discusses the fact that dry seals are better than wet, and indicates how much leakage is from compressor leaks, Dominion does NOT have a target for when all wet seals will be out of all facilities.

Another example of how no actual reasonable targets are set is the statement in the report "Dominion has not set specific reduction targets for methane emissions as such emissions are decreasing nationally..." In other words Dominion seems to be saying that things are getting better, so we don't need to set targets. That is totally unacceptable to me, and specifically contrary to the proposed Shareholder Resolution. That is, my resolution specifically asks how Dominion is "measuring, mitigating, setting reduction targets, and disclosing methane emissions." While the report published last week uses the words "measuring, mitigating and disclosing," it still provides absolutely nothing as far as concrete targets are concerned.

Still further, the report published last week gives every appearance that it is still only reporting large sources, whereas my resolution is not so limited. For example the document published last week requires reporting only for facilities (e.g., compressor stations) or natural gas systems (e.g., a local distribution company, such as DEO and DH) which exceed GHG emission thresholds of 25,000 metric tons per year of carbon dioxide equivalent (CO2 e). The report indicates that DEO provides the lion's share of the leaks (80%) but the report doesn't give any reduction targets, or discuss why DEO leakage is the worst. Even though the report published last week says:

> "As in the first phase of the study released in February 2015 by CSU and CMU, the second stage indicates that a small number of leaks account for a disproportionally large share of overall methane released into the atmosphere. This finding indicates a need to focus methane management measures at sites and equipment with the highest emissions profile. This is consistent with the approach adopted by Dominion in managing its methane emissions,"

there is no proposal or goal for improving DEO. It is just such a proposal/target/goal that is the main focus of my Resolution.

As noted above investors need to know the details of ***how*** Dominion measures its methane emissions, and ***what*** specific steps it will implement to reduce them, and ***what targets*** it seeks to meet regarding methane emissions. In light of the study published in November, 2013 by the National Academy of Sciences, it is clear that there will be significant increased focus on methane-emission measurements in the next few years and on the accuracy and completeness of corporate disclosures made to the EPA. Precisely *how* Dominion makes its measurements, how it will reduce methane emissions, and what its target reductions are, are of critical importance to investors, when choosing to invest among a variety of natural gas companies. Companies that are not measuring their emissions thoroughly and accurately, have no specific plans for reduction, nor any reduction goals, are likely to face significant financial risk as pressures mount this year and in the future to reduce methane emissions.

I respectfully ask that you deny, just as you did in 2014, Dominion's request to exclude my proposal, so that its shareholders have an opportunity to vote on this issue, which is of great significance to investors attempting to evaluate the company's present and future performance.

Sincerely yours,
Robert A. Vanderhye
Robert A. Vanderhye

cc (by email):
Jane Whitt Sellers, Esq. (jsellers@mcguirewoods.com)
Karen Doggett (karen.doggett@dom.com)

McGuireWoods LLP
Gateway Plaza
800 East Canal Street
Richmond, VA 23219-3916
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

Jane Whitt Sellers
jsellers@mcguirewoods.com
Direct: 804.775.1054

McGUIREWOODS

December 22, 2015

VIA E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Dominion Resources, Inc. – Exclusion of Shareholder Proposal Submitted by Mr. Robert A. Vanderhye Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client Dominion Resources, Inc., a Virginia Corporation (the "Company"), we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission" or "SEC") advise the Company that it will not recommend any enforcement action to the SEC if the Company omits from its proxy materials to be distributed in connection with its 2016 annual meeting of shareholders (the "Proxy Materials") a proposal (the "Proposal") and supporting statement submitted to the Company on November 20, 2015 by Mr. Robert A. Vanderhye ("Mr. Vanderhye" or the "Proponent"). References to a "Rule" or to "Rules" in this letter refer to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the SEC no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to Mr. Vanderhye.

The Company anticipates that its Proxy Materials will be available for mailing on or about March 23, 2016. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

The Company agrees to forward promptly to Mr. Vanderhye any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to the Company only.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the SEC or Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the SEC or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request that the Board of Directors publish a report for investors within six months of the 2016 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

A copy of the Proposal and supporting statement, as well as the related correspondence regarding the Proponent's share ownership, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Company, which has addressed the subject matter of the Proposal in existing reports and public disclosures.

DISCUSSION

I. Rule 14a-8(i)(10) – the Proposal may be excluded because the Company has already **substantially implemented the proposal.**

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The SEC's view of the purpose of this exclusion was stated with respect to the predecessor to Rule 14a-8(i)(10): the rule was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead, the standard for exclusion is substantial implementation. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Staff has stated that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." *NetApp, Inc.* (June 10,

2015); *Medtronic, Inc.* (June 13, 2013); see, e.g., *Whole Foods Market, Inc.* (November 14, 2012), *Starbucks Corp.* (November 27, 2012), and *Texaco, Inc.* (March 28, 1991). The Staff has permitted companies to exclude proposals from their proxy materials pursuant to Rule 14a-8(i)(10) where a company satisfied the essential objective of the proposal, even if the company did not take the exact action requested by the proponent or implement the proposal in every detail or if the company exercised discretion in determining how to implement the proposal. See, e.g., *Dominion Resources, Inc.* (Feb. 19, 2015) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on the company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations where the Company made publicly available a Coal Ash Management Report); *Walgreen Co.* (September 27, 2013) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the company's organizational documents that would eliminate all super-majority vote requirements, where such company eliminated all but one such requirement), *Dominion Resources, Inc.* (January 19, 2012) (allowing exclusion under Rule 14a-8(i)(10) of a proposal requesting an amendment to the Company's organizational documents that would eliminate all super-majority shareholder voting requirements in favor of a "majority of the votes cast for and against the proposal" standard where the Company amended its final super-majority voting provision to instead require "the affirmative vote of a majority of the outstanding shares entitled to vote"), and *Johnson & Johnson* (February 19, 2008) (allowing exclusion under Rule `14a-8(i)(10) of a proposal requesting that the company's board of directors amend the bylaws to permit a "reasonable percentage" of shareholders to call a special meeting where the proposal states that it "favors 10%" and the company planned to propose a bylaw amendment requiring at least 25% of shareholders to call a special meeting). See also, e.g., *Hewlett-Packard Company* (December 11, 2007), *Anheuser-Busch Cos., Inc.* (January 17, 2007), and *Bristol-Myers Squibb Co.* (March 9, 2006). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." See, e.g., *Exxon Mobil Corp.* (Mar. 17, 2015), *Deere & Company* (November 13, 2012), *Exxon Mobil Corp.* (March 23, 2009), *Exxon Mobil Corp.* (January 24, 2001), and *The Gap, Inc.* (March 8, 1996).

The Staff has allowed other similar proposals calling for reports to be excluded where companies could show that they were already issuing reports similar to those the proponents were requesting. For example, for the Company's 2015 annual meeting, the Staff allowed the Company to exclude a proposal requesting a report on the Company's efforts to reduce environmental hazards associated with its coal ash disposal and storage operations, which exclusion was granted because the public disclosures made in the Company's Coal Ash Management Report 2014 "compare[d] favorably with the guidelines of the proposal." *Dominion Resources, Inc.* (February 19, 2015). See also *Dominion Resources, Inc.* (February 5, 2013) (allowing the Company to exclude a proposal requesting a report on the Company's plans for deploying wind turbines for utility scale power generation off the Virginia and North Carolina coasts because the Company already made similar disclosures pursuant to state regulatory reporting requirements); *Dominion Resources, Inc.* (January 24, 2013) (allowing the Company to exclude a shareholder proposal seeking a report on increasing energy efficiency based on disclosures made in annual reports filed with state regulatory authorities). Similarly, in *Exxon Mobil Corporation* (March 23, 2007), the proponent requested a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products. Exxon was able to demonstrate that it had communicated with its shareholders on topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and a report available on its website. The Staff allowed

Exxon to exclude the proposal in reliance on Rule 14a-8(i)(10). For similar results, see also *Abercrombie & Fitch Co.* (March 28, 2012) (requesting that the board prepare a sustainability report that includes strategies to reduce greenhouse gas emissions, addresses energy efficiency measures as well as other environmental and social impacts, such as water use and worker safety); *Duke Energy Corporation* (February 12, 2012) (requesting that the board assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions by providing comprehensive energy efficiency and renewable energy programs to its customers, and issue a report on its plans to achieve these goals); *MGM Resorts International* (February 28, 2012) (requesting that the board issue a sustainability report to shareholders); *ConAgra Foods, Inc.* (May 26, 2006) (requesting that the board issue a sustainability report to shareholders); *Albertson's, Inc.* (March 23, 2005) (requesting that the company disclose its social, environmental and economic performance by issuing annual sustainability reports); *Exxon Mobil Corp.* (March 18, 2004) (requesting a report to shareholders outlining recommendations to management for promoting renewable energy sources and developing strategic plans to help bring renewable energy sources into the company's energy mix); and *Xcel Energy, Inc.* (February 17, 2004) (requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions).

B. The Company's disclosures in its publicly available Methane Management Report 2015 on its website equate to substantial implementation of the Proposal

The Proposal requests that the Company "publish a report for investors...on how [the Company] is measuring, mitigating, setting reduction targets, and disclosing methane emissions." The essential objectives of the Proposal are the disclosure of (i) the magnitude of the Company's methane emissions and (ii) the approach and efforts of the Company with respect to reduction of its methane emissions. The Company's Methane Management Report 2015 (the "Report"), which is publicly available on the Company's website at https://www.dom.com/library/domcom/pdfs/corporate/our-commitments/environment/methane-management-report-2015.pdf, compares favorably with the guidelines in the Proposal. Consequently, the Proposal has already been substantially implemented by the Company and may, therefore, be excluded from the Company's Proxy Materials.

Consistent with the report requested in the Proposal, the Report describes the Company's practices with respect to methane emissions in a manner that addresses the essential objectives of the Proposal. Specifically, under the heading "Dominion's Methane Management Program – Emission Measurement and Disclosures," the Report describes various mandatory and voluntary reporting regimes to which the Company and its subsidiaries belong. For example, the Report notes that its "natural gas companies are subject to the EPA's Greenhouse Gas Reporting program (GHGRP) and have been reporting emissions to the EPA since 2011. The GHG emissions reported under this program are based on a combination of actual field measurements (i.e., GHGRP leak surveys), company average leak factors obtained through the GHGRP applied to non-GHGRP facilities, composition of methane in the natural gas, and published EPA emission factors and protocols."

In addition to the EPA reporting that the Company is required to publish and produce regularly, the Company also makes numerous voluntary disclosures that comprehensively address its greenhouse gas emissions. For example, Dominion has made publicly available its 2014 Greenhouse Gas Report, which reports emissions from all of its subsidiaries including power generation, electric transmission, and natural gas systems. Furthermore, in its CO2 Emissions for Electrical Generation and Natural Gas Transmission, Delivery and LNG disclosures (which are available at https://www.dom.com/corporate/reports/environmental-report/performance/co2-emissions), the Company voluntarily disclosed its CO2 emissions, CO2 emissions intensity, and its CO2 equivalent emissions by subsidiaries. Also publicly available are the Company's Environmental Performance Metrics (available at http://www.dominioncsr.com/performance/environmental.php)—which shows in a series of graphs its annual emission of nitrogen oxide, carbon dioxide, sulfur dioxide, and mercury—and the Company's 5-Year Performance Summary, which includes many of the same metrics in addition to data on coal ash produced, hazardous waste produced, and the amount of environmental fines paid.

Notwithstanding the fact that the Company already makes publicly available the above mandatory and voluntary reports, the Report goes even further in making the requested disclosures related to the magnitude of its methane emissions. Significantly, the Report discloses the Company's methane profile by natural gas sector, its fugitive methane sources, and its methane emission sources. The Report further details the manner in which the Company measures methane emissions and notes explicitly the methane emissions, in metric tons per year, generated by the Company and certain of its subsidiaries for 2014, the most recent year for which data was available.

With regard to the objective of seeking disclosure of the approach and efforts of the Company with respect to reduction of its methane emissions, under the heading "Dominion's Methane Management Program – Mitigation Measures," the Report lists steps the Company has taken to mitigate methane emissions and leaks in each of its facilities and provides detailed descriptions of each of these mitigation measures. In addition to describing steps taken in the past to mitigate methane emissions, by, for instance, reducing pipeline pressure before blowing down for maintenance and repair activities or replacing high bleed pneumatic devices, the Company has also detailed future plans for further mitigating its methane emissions. Such future plans include considering expanding engine blowdown recovery techniques to additional facilities, and continuing the Pipeline Infrastructure Replacement (PIR) Programs. The Report also discusses the Company's participation in studies related to methane emissions, including the study completed in 2015 with Colorado State University, Carnegie Mellon University, and Environmental Defense Fund for the Transmission and Storage Sector.

Under the heading "Dominion's Methane Management Program – Targets," and elsewhere throughout the document, the Report makes clear what the Company's approach is and what its efforts to date have been with respect to reduction of its methane emissions. The Report discloses the Company's significant achievements in reduction in its methane emissions through its ongoing Best Management Practices (BMP). The Report also discloses that the Company does not currently have specific reduction targets for methane emissions, but under the heading "History of Methane Regulations and Voluntary Programs," the Company has disclosed its active role with the EPA and other industry participants in the development of, and efforts to enhance, the EPA's Methane Challenge program under which the Company and others may elect among three options, including the ONE Future Option which requires a target leak rate of 1% across the natural gas value chain. Under the heading "Moving Forward – Ongoing Efforts," the Company has disclosed that it is currently evaluating the Methane Challenge Program, whether to participate in the program and, if so, whether to commit to the ONE Future Initiative or the BMP option. The Company's approach to the subject of methane emissions reductions is summed up in the following sentence from the Report: "Irrespective [of the Company's choices], the methane emissions from Dominion will be reduced in a responsible and holistic manner."

While the Company believes that the Report clearly meets the essential objectives of the Proposal, we do note that the Company need not take the exact action requested by a shareholder in order to be able to exclude the proposal under Rule 14a-8(i)(10); rather, it must substantially implement the shareholder proposal. As the Commission described in an earlier release noting the distinction between the prior rule:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor to current Rule 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretive change. Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 34-20091(Aug. 16, 1983).

The Company believes it has provided in the Report (and in its numerous other public reports) appropriate disclosures to its investors regarding its methane emissions, the manner in which its emissions are measured, and the steps it takes to mitigate and reduce its emissions. As the Commission has recognized, there is no need to present to shareholders a Proposal regarding a matter on which the Company's management or board has already acted upon favorably. See e.g., Entergy Corporation, No-Action Letter (Feb. 14, 2014) (permitting the exclusion, under Rule 14a-8(i)(10), of a shareholder proposal requesting a report on near-term policies a company could adopt to reduce its greenhouse gas emissions where the company had already made numerous public disclosures regarding its greenhouse gas emissions).

The Staff's recent responses to no-action letters that seek to exclude methane emission report proposals highlight precisely why the Company's Report has substantially implemented the Proposal. To wit, earlier this year EOG Resources, Inc. ("EOG") sought to exclude a similar shareholder proposal under Rule 14a-8(i)(10), which proposal requested that "EOG publish a report that reviews its policies, actions, and plans to enhance and further develop measurement, disclosure, mitigation, and reduction targets for methane emissions resulting from all operations under its financial or operational control." EOG Resources, Inc., No-Action Letter (Jan. 30, 2015) (the "EOG Letter"). EOG argued that information on its corporate website contained "considerable and meaningful disclosure regarding EOG's policies, practices and plans for, and actions taken with respect to [methane emissions]." *Id.* EOG's corporate website indeed contained some information concerning methane emissions, but only in a general sense, and the Staff refused to grant them no-action relief because their public disclosures did not compare favorably with the guidelines of the proposal. *Id.*

Similarly, the Company has sought no-action relief in connection with a virtually identical proposal submitted by the Proponent. See Dominion Resources, Inc., No-Action Letter (Feb. 24, 2014) ("2014 Company Letter"). In the 2014 Company Letter, the Company argued that its disclosures in publicly available filings with the EPA and in its 2012-2013 sustainability report available on its website substantially implemented the shareholder proposal, which called for the

Board of Directors to "publish a report…on how [the Company] is measuring, mitigating, setting reduction targets, and disclosing methane emissions." *Id.* The Proponent responded that the publicly available filings with the EPA and the sustainability report did not sufficiently address the matters requested in the Proposal. *Id.* Specifically, the Proponent noted that the Company "does not explain…what methane-reduction targets it has set or how it is setting them (if at all)" and that "investors need to know the details of *how* [the Company] measures its methane emissions." *Id.* (emphasis in original). Ultimately, the Staff agreed with the Proponent that Dominion's public disclosures did not compare favorably with the guidelines of the Proposal. *Id.* See also Spectra Energy Corp., No-Action Letter (Feb. 21, 2013) (denying no-action relief to a company that argued that its publicly available, year-old sustainability report substantially implemented a shareholder proposal requesting a report on how the company measured, mitigated and disclosed its methane emissions) (the "Spectra Letter").

The Report is significantly more responsive to the Proponent's request, and provides a far more detailed picture of the Company's methane emissions, than any of the publicly available reports relied upon in the EOG Letter, the 2014 Company Letter, or the Spectra Letter. Indeed, as was discussed *supra*, the Report discusses how it measures, mitigates, and discloses methane emissions, and specifically addresses the subject of setting reduction targets. All of the essential objectives of the Proposal have been addressed with a current, detailed report that goes much further than any of the methane emission proposals previously addressed by the Staff. See The EOG Letter, the 2014 Company Letter, and the Spectra Letter. Whereas the publicly available information relied upon by these prior requests for no-action relief was found by the Staff to be insufficient, here the Report clearly meets the essential objectives of the Proposal.

Put another way, where particular policies, practices, and procedures of a company "compare favorably with the guidelines of the proposal" (*NetApp, Inc.* (June 10, 2015)), as the Company's current Report does here with respect to Mr. Vanderhye's primary goals—namely that the Company make disclosures regarding the magnitude of the Company's methane emissions and the approach and efforts of the Company with respect to reduction of its methane emissions—then the proposal may be excluded on the grounds that it has been substantially implemented. Accordingly, because the Company has substantially implemented the Proposal, the Company may properly exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons stated above, we believe that the Proposal may be properly excluded from the Proxy Materials. If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact me at (804) 775-1054 or jsellers@mcguirewoods.com or Meredith S. Thrower, the Company's Senior Counsel – Corporate Finance, Securities & M&A at (804) 819-2139 or meredith.s.thrower@dom.com.

Sincerely,



Jane Whitt Sellers

Enclosures

cc: Meredith S. Thrower, Senior Counsel – Corporate Finance, Securities & M&A
Karen W. Doggett, Assistant Corporate Secretary and Director – Governance
Mr. Robert A. Vanderhye

Exhibit A

Correspondence

Karen Doggett (Services - 6)

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 19, 2015 8:43 PM
To: Carter Reid (Services - 6)
Cc: Karen Doggett (Services - 6)
Subject: Methand Resolution for shareholder vote
Attachments: Dominion 2016 cover letter.pdf; 2016 Fugitive Methane Resolution.pdf

Ms. Reid:

Please see my attached letter and proposed resolution.

Robert A. Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

November 20, 2015

By email *carter.reid@dom.com*

Ms. Carter M. Reid
Vice President - Governance & Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Dear Ms. Reid:

Enclosed is a shareholder resolution pertaining to methane emissions that I am submitting for inclusion in the proxy statement for the 2016 Dominion Resources annual shareholders' meeting.

I have owned more than $2,000 worth of Dominion shares continuously for more than a year, and I intend to hold my Dominion shares through the date of the 2016 shareholders' meeting.

Please let me know if you have any questions. Whenever possible I prefer correspondence by email as opposed to regular mail.

Sincerely yours,



Robert A. Vanderhye

cc (by email):

Ms. Karen Doggett
karen.doggett@dom.com

WHEREAS:

Natural gas development has been publicized for its supposed superior environmental profile. But fugitive methane emissions in the oil and gas sector represent one of the most rapidly growing sources of anthropogenic methane emissions in the US, contributing 20 percent of short-term global warming impact. Dominion Resources relies heavily on natural gas in its business model and plans to substantially increase investment in natural gas assets. The promise of natural gas as a bridge fuel to a more sustainable energy future is under question, given the high short-term climate impact of methane emissions. The Intergovernmental Panel on Climate Change estimates that methane has 25 times more impact on temperature as CO_2 over a 100-year period and 72 times more impact over a 20-year period.

Methane is the primary component of natural gas and is emitted across the value chain during production, processing, transmission, storage, and distribution. Emissions have not been tightly regulated, measured, monitored, mitigated, or disclosed, creating a risk to industry, operators, and climate alike. Great concern has been expressed (e.g., in a November 2013 National Academy of Sciences study) about methane emissions and about possible significant inaccuracies of EPA estimates of methane emissions (which EPA estimates in turn are based on reports that corporations submit to the EPA). See http://www.nytimes.com/2013/11/26/us/emissions-of-methane-in-us-exceed-estimates-study-finds.html.

Dominion Resources currently operates one of the largest natural gas storage and transportation systems in the U.S. and is planning to expand significantly its natural-gas-fired electric-power-plant generation capacity. Methane leakage has a direct economic impact on Dominion because lost gas is not available for sale and causes climate change and environmental impacts, whereas natural gas captured through control processes can be sold in the market, generating positive returns.

Methane emissions from natural gas pose a risk to shareholders' investments and the company's social license to operate. Dominion Resources has a responsibility to implement a program of measurement, mitigation, disclosure, and target-setting. Some operations may currently incorporate best-practice management, but the risk of leaks at high growth or select geographies can negate best practices elsewhere. Without a comprehensive measurement program and setting reduction targets, Dominion cannot quantify with any certainty and thus minimize the extent of risk to shareholders or the environment resulting from its methane emissions.

Measuring, mitigating and setting reduction targets for methane emissions could improve worker safety, maximize available energy resources, reduce economic waste, protect human health, and reduce climate impacts. Upgrading production assets may also improve performance.

RESOLVED:

Shareholders request that the Board of Directors publish a report for investors within six months of the 2016 annual meeting, at reasonable cost and omitting proprietary information, on how Dominion Resources is measuring, mitigating, setting reduction targets, and disclosing methane emissions.

Charlotte B Anderson (Services - 6)

From:	Karen Doggett (Services - 6)
Sent:	Saturday, November 21, 2015 9:49 AM
To:	Robert Vanderhye
Cc:	Charlotte B Anderson (Services - 6)
Subject:	Re: Methand Resolution for shareholder vote
Follow Up Flag:	Follow up
Flag Status:	Flagged

Dear Mr. Vanderhye:

By way of this email, I am confirming receipt of your proposal.

Regards,

Karen Doggett

Sent from my iPhone

On Nov 19, 2015, at 8:44 PM, Robert Vanderhye <***FISMA & OMB Memorandum M-07-16***> wrote:

> Ms. Reid:
>
> Please see my attached letter and proposed resolution.
>
> <Dominion 2016 cover letter.pdf>
>
> <2016 Fugitive Methane Resolution.pdf>

Charlotte B Anderson (Services - 6)

From: Charlotte B Anderson (Services - 6)
Sent: Tuesday, November 24, 2015 11:22 AM
To: 'Robert VanderHye'
Cc: Meredith S Thrower (Services - 6); Karen Doggett (Services - 6)
Subject: Dominion Resources, Inc.
Attachments: 2015-Nov-24 Vanderhye Letter.pdf; Rule 14a-8.pdf; SEC SLB 14F.pdf; SEC SLB 14G.pdf

Dear Mr. Vanderhye,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

Dominion Resources Services, Inc.
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261
Web Address: www.dom.com


Dominion

November 24, 2015

Sent via Electronic Mail

Mr. Robert A. Vanderhye
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Vanderhye:

This letter confirms receipt on Friday, November 20, 2015, via electronic mail, of your shareholder proposal that you have submitted for inclusion in Dominion Resources, Inc.'s (Dominion) proxy statement for the 2016 Annual Meeting of Shareholders.

In accordance with Securities and Exchange Commission (SEC) regulations, we are required to notify you of any eligibility or procedural deficiencies related to your proposal. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that in order to be eligible to submit your proposal, you must submit proof of continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including the date you submitted your proposal. As of the date of this letter, we have not received your proof of ownership of Dominion common stock.

According to Dominion's records, you are not a registered holder of Dominion common stock. As explained in Rule 14a-8(b), if you are not a registered holder of Dominion common stock, you may provide proof of ownership by submitting either:

- a written statement from the record holder of your Dominion common stock (usually a bank or broker) verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the SEC, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

Please note that, pursuant to Staff Legal Bulletins 14F and 14G issued by the SEC (SLB 14F and SLB 14G), only Depository Trust Company (DTC) participants or affiliated DTC participants should be viewed as record holders of the securities deposited at DTC.

In order for your proposal to be eligible, you must provide proof of beneficial ownership of Dominion common stock from the record holder of your shares verifying continuous ownership of at least $2,000 in market value, or 1%, of Dominion's common stock for the one-year period preceding and including November 20, 2015, the date you submitted your proposal. The SEC's Rule 14a-8 requires that any response to this letter must be postmarked or transmitted electronically to Dominion no later than 14 calendar days from which you receive this letter. Your documentation and/or response may be sent to me at Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219, via facsimile at (804) 819-2232 or via electronic mail at charlotte.b.anderson@dom.com.

Finally, please note that in addition to the eligibility deficiency cited above, Dominion reserves the right in the future to raise any further bases upon which your proposal may be properly excluded under Rule 14a-8(i) of the Securities Exchange Act of 1934.

If you should have any questions regarding this matter, I can be reached at (804) 819-2307. For your reference, I enclose a copy of Rule 14a-8, SLB 14F and SLB 14G.

Sincerely,



Charlotte B. Anderson
Manager, Corporate Governance

the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement

released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we

will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that

information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.


SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for

purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant

to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Charlotte B Anderson (Services - 6)

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 30, 2015 1:46 PM
To: Charlotte B Anderson (Services - 6)
Subject: Re: Dominion Resources, Inc.

The appropriate letter was faxed to Karen Doggett last week.

From: Charlotte B Anderson (Services - 6) <charlotte.b.anderson@dom.com>
To: 'Robert VanderHye' *** FISMA & OMB Memorandum M-07-16 ***
Cc: Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>; Karen Doggett (Services - 6) <karen.doggett@dom.com>
Sent: Tuesday, November 24, 2015 11:22 AM
Subject: Dominion Resources, Inc.

Dear Mr. Vanderhye,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

Charlotte B Anderson (Services - 6)

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 02, 2015 12:38 PM
To: Charlotte B Anderson (Services - 6)
Subject: Re: Dominion Resources, Inc.

I will have TD Ameritrade do that.

From: Charlotte B Anderson (Services - 6) <charlotte.b.anderson@dom.com>
To: 'Robert Vanderhye' *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 2, 2015 12:15 PM
Subject: RE: Dominion Resources, Inc.

Mr. Vanderhye,

We are unable to find the faxed letter. Can you re-send to 804-819-2232 or send the original faxed confirmation sheet and proposal?

Thank you,

Charlotte

From: Robert Vanderhye *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 30, 2015 1:46 PM
To: Charlotte B Anderson (Services - 6)
Subject: Re: Dominion Resources, Inc.

The appropriate letter was faxed to Karen Doggett last week.

From: Charlotte B Anderson (Services - 6) <charlotte.b.anderson@dom.com>
To: 'Robert VanderHye' *** FISMA & OMB Memorandum M-07-16 ***
Cc: Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>; Karen Doggett (Services - 6) <karen.doggett@dom.com>
Sent: Tuesday, November 24, 2015 11:22 AM
Subject: Dominion Resources, Inc.

Dear Mr. Vanderhye,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.

Charlotte B Anderson (Services - 6)

From: Charlotte B Anderson (Services - 6)
Sent: Wednesday, December 02, 2015 1:59 PM
To: 'Robert Vanderhye'
Subject: RE: Dominion Resources, Inc.

Mr. Vanderhye,

By way of this email, I am confirming receipt via fax of your TD Ameritrade share ownership letter.

Thank you,

Charlotte

From: Robert Vanderhye*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 02, 2015 12:38 PM
To: Charlotte B Anderson (Services - 6)
Subject: Re: Dominion Resources, Inc.

I will have TD Ameritrade do that.

From: Charlotte B Anderson (Services - 6) <charlotte.b.anderson@dom.com>
To: 'Robert Vanderhye'*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 2, 2015 12:15 PM
Subject: RE: Dominion Resources, Inc.

Mr. Vanderhye,

We are unable to find the faxed letter. Can you re-send to 804-819-2232 or send the original faxed confirmation sheet and proposal?

Thank you,

Charlotte

From: Robert Vanderhye*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 30, 2015 1:46 PM
To: Charlotte B Anderson (Services - 6)
Subject: Re: Dominion Resources, Inc.

The appropriate letter was faxed to Karen Doggett last week.

From: Charlotte B Anderson (Services - 6) <charlotte.b.anderson@dom.com>
To: 'Robert Vanderhye'*** FISMA & OMB Memorandum M-07-16 ***
Cc: Meredith S Thrower (Services - 6) <Meredith.S.Thrower@dom.com>; Karen Doggett (Services - 6) <karen.doggett@dom.com>
Sent: Tuesday, November 24, 2015 11:22 AM
Subject: Dominion Resources, Inc.

Dear Mr. Vanderhye,

Please see the attached letter regarding your shareholder proposal. Also attached for your reference are copies of Rule 14a-8 of the Securities Exchange Act of 1934 and Staff Legal Bulletins 14F and 14G issued by the Securities and Exchange Commission. If you have any questions, I can be reached at the email address and phone number below.

Sincerely,

Charlotte Anderson

Charlotte B. Anderson
Manager, Corporate Governance
Dominion Resources Services, Inc.
Pump House, 2nd Floor
120 Tredegar Street
Richmond, VA 23219
804-819-2307 (office)
Charlotte.B.Anderson@dom.com

CONFIDENTIALITY NOTICE: This electronic message contains information which may be legally confidential and or privileged and does not in any case represent a firm ENERGY COMMODITY bid or offer relating thereto which binds the sender without an additional express written confirmation to that effect. The information is intended solely for the individual or entity named above and access by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution, or use of the contents of this information is prohibited and may be unlawful. If you have received this electronic transmission in error, please reply immediately to the sender that you have received the message in error, and delete it. Thank you.



November 20, 2015

Robert A Vanderhye

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Robert A Vanderhye,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm that TD Ameritrade Clearing, tax id: 47-0533629, DTC: 0188, has Robert A. Vanderhye listed as the beneficial owner of 3,040 shares of common stock in Dominion Resources: D. These shares have been held continuously by you, Mr. Vanderhye, for at least one year prior to November 18, 2015 and through the date of this letter. The shares have maintained a value above $2,000.00 during the entire previously mentioned holding period. Mr. Vanderhye has advised TD Ameritrade that he intends to retain the shares through the date of the next annual shareholders' meeting

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jonathan Hayes

Jonathan Hayes
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

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